UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 21, 2008

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

March 21, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1 st Sec., OSE 1 st Sec.)

Announcement regarding the postponement of the effective date of merger between Shinko Securities Co., Ltd. and Mizuho Securities Co., Ltd

We hereby announce that Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. (collectively, the “Companies”), which are, as previously announced, in negotiations regarding the amendment of the merger ratio after postponing the effective date of merger to May 7, 2008, have decided to postpone the effective date of merger again at the respective board meetings held today as described below.

1. Reason for the postponement of the effective date of merger

The financial and capital market dislocation triggered by the U.S. sub-prime loan problem is still ongoing and there is no sign of resolving, and the current market conditions remain highly volatile. As previously announced, the Companies are negotiating the amendment of the terms, including the merger ratio, of the Merger Agreement. However, taking the above situation into consideration, the Companies have decided at their respective board meetings that it was appropriate to postpone the effective date of merger, and agreed with each other today.

2. Scheduled effective date of merger

The reason for the above postponement of the effective date of merger is the ongoing global financial and capital market dislocation triggered by the U.S. sub-prime loan problem. Based on the view that it will take some time for the market dislocation to resolve, the Companies are planning to target at the earliest possible date in 2009 as the new scheduled effective date of merger.

Also, since there will be a scheduled change in the securities settlement system (i.e., the implementation of the Electronic Share Certificate System) in January 2009, the Companies plan to thoroughly discuss with relevant parties and authorities, including Japan Securities Depositary Center, Inc., so that the merger can be conducted on the above scheduled effective date of merger. We will promptly make an announcement upon determination of the effective date of merger.

Contact:	Mizuho Financial Group, Inc., Corporate Communications Public Relations Office Tel: 81-3-5224-2026